MyTravel

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

RECEIVED
2004 NOV -9 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04046047

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 November 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

dlw 11/9

Enclosures

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-041104

RNS Number:8810E
MyTravel Group plc
04 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Optursa Management S.L.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

4,906,800

6. Percentage of issued class

0.90%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

4 November 2004

12. Total holding following this notification

30,110,197

13. Total percentage holding of issued class following this notification

5.53%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux Assistant company secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux Assistant company secretary - 0161 232 6567

Date of notification

4 November 2004

END

OPTURSA MANAGEMENT, S.L.

The Company Secretary
MyTravel Group, plc
Parkway One
Parway Business Centre
300 Princess Road
Manchester M14 7QU

RECEIVED
04 NOV 2004
Company Secretary's Office

Cala Viñas, 2 November 2004.

BY POST AND BY FAX 0161 232 65 24

Dear Sirs:

MyTravel Group plc. Notification of major Shareholding interest pursuant to Part VI Section 202 of the Companies Act 1985. Mr. Jose Luis Carrillo Benitez – Optursa Management, S.L.

We act on behalf of Optursa Management, S.L. whose address is at C/Las Sirenas, 17 07181 Cala Viñas-Calvia (Baleares) Spain.

We would hereby inform you that, by virtue of a further acquisition of 4.906.800 ordinary shares of 10p each in the capital of MyTravel Group, plc by Optursa Management, S.L.

After this acquisition we have 30.110.197 ordinary shares of 10 p in MyTavel Group plc. A schedule of our share purchases is enclosed.

Optursa Management, S.L. is owned and controlled by Mr. Jose Luis Carrillo Benitez.

Yours faithfully

Optursa Management, S.L.
p.p.

D. Jose Luis Carrillo Benitez

(CC Lloyds TSB Registrars, the Causeway, Worthing, west Sussex, BN99 6DA-Fax 08706003980))

C/. Las Sirenas, 17 - 07181 CALA VIÑAS (Calviá)
Tel.: 971 13 23 00 - Fax: 971 13 22 33 y 971 13 23 01

OPTURSA MANAGEMENT, S.L.

SHARES of MYTRAVEL GROUP, PLC

	Acquisition Date	Number Shares
	10/05/2004	765.000
	12/05/2004	400.746
	14/05/2004	8.834.254
	14/05/2004	100
	17/05/2004	2.135.000
	18/05/2004	300.000
	21/05/2004	743.841
	25/05/2004	480.100
	08/06/2004	500.000
	14/06/2004	10.000
	15/06/2004	2.250.000
	Total Notification of 16 june 2004	**16.419.041**
	16/06/2004	10.000
	17/06/2004	10.000
	18/06/2004	20.000
	21/06/2004	150.000
	Total Notification of 21 june 2004	**16.609.041**
	07/09/2004	5.491.200
	14/09/2004	3.103.156
	Total Notification of 17 September 2004	**25.203.397**
New acquisition	24/09/2004	222.800
New acquisition	21/10/2004	3.500.000
New acquisition	22/10/2004	400.000
New acquisition	25/10/2004	509.000
New acquisition	27/10/2004	275.000
	ACTUAL TOTAL	**30.110.197**

Cala Viñas, 2nd November 2004

Jose Luis Carrillo Benitez
D.N.I. 625421